Via Facsimile and U.S. Mail
Mail Stop 6010

March 7, 2007

David T. Blair
Chief Executive Officer and Director
HealthExtras, Inc.
800 King Farm Boulevard
Rockville, Maryland 20850

Re: HealthExtras, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 000-31014

Dear Mr. Blair:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                                Sincerely,

                                                Jim Atkinson
                                                Accounting Branch Chief